Mail Stop 6010
      October 18, 2006

Dr. J.W. Stucki
Chief Executive Officer and President
American HealthChoice, Inc.
7350 Hawk Road
Flower Mound, Texas 75022

      Re:	American HealthChoice, Inc.
		Registration Statement on Form SB-2
      Filed October 5, 2006
		File No. 333-137830

Dear Dr. Stucki:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. In addition, please note that any outstanding issues must be resolved prior to requesting acceleration of the registration statement.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide a response to our comment issued August 2, 2006, pertaining to file no. 333-135955.

2.  We note the registration statement filed July 21, 2006
pertained
to the sale of 85 million shares of common stock by Golden Gate pursuant to a securities purchase agreement dated December 29, 2005 as amended April 27, 2006. The subject registration statement concerns the sale of 30 million shares of common stock pursuant to the
Dr. J.W. Stucki
American HealthChoice, Inc.
October 18, 2006
Page 2

December 29, 2005 agreement as subsequently amended October 3,
2006.
Please expand the discussion to discuss any plans to register the
55
million shares of common stock not covered by the subject registration statement.

3. Please refer to the discussion in the first paragraph under "Terms of Convertible Debentures" on page 36. You state "the investor will provide no additional funding upon the filing of this registration statement." Please clarify whether Golden Gate and its affiliates have determined not to provide any future financing to you or whether you are only referring to additional funding under the December 29, 2005 agreement as amended. We may have additional comments.


*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


Dr. J.W. Stucki
American HealthChoice, Inc.
October 18, 2006
Page 3

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions, please call John L. Krug, Senior
Counsel, at (202) 551-3862, or me at (202) 551-3715.

      					Sincerely,


      					Jeffrey Riedler
      					Assistant Director











cc: Gregory Sichenzia, Esq.